SCHEDULE 13G

Under the Securities Exchange Act of 1934

Biotie Therapies Corp.

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

09074D103

(CUSIP Number)

June 11, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074D103

1	NAMES OF REPORTING PERSONS Vivo Capital VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,869,540 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,869,540 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,540 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 51,944,445 ordinary shares, warrants exercisable for an additional 51,944,445 ordinary shares, and 570,929 ADSs (each representing 80 ordinary shares). The shares, warrants and ADSs are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., and Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.
(2)	Based on 980,921,795 ordinary shares outstanding as of the date of the Combination Agreement dated January 19, 2016, between Acorda Therapeutics, Inc., and Biotie Therapies Corp., 368,367,520 of which are represented by 4,604,594 ADSs. Each ADS represents 80 ordinary shares.

ITEM 1. (a)	NAME OF ISSUER:

Biotie Therapies Corp.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Joukahaisenkatu 6, FI-20520, Turku, Finland

ITEM 2. (a)	NAME OF PERSON FILING:

Vivo Capital VIII, LLC

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

575 High Street, Suite 201, Palo Alto, CA 94301

(c)	CITIZENSHIP:

Vivo Capital VIII, LLC, is a Delaware limited liability company.

(d)	TITLE OF CLASS OF SECURITIES:

American Depositary Shares

(e)	CUSIP NUMBER:

09074D103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution:

Not Applicable.

ITEM 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

The 1,869,540 American Depositary Shares (ADS) beneficially owned result from beneficial ownership of 51,944,445 ordinary shares, warrants exercisable for an additional 51,944,445 ordinary shares, and 570,929 ADS, each representing 80 ordinary shares, are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., as follows:

•	Vivo Capital Fund VIII, L.P.: 45,641,854 ordinary shares; a warrant to purchase an additional 45,641,854 ordinary shares; and 501,656 ADSs

•	Vivo Capital Surplus Fund VIII, L.P.: 6,302,591 ordinary shares; a warrant to purchase an additional 6,302,591 ordinary shares; and 69,273 ADSs

Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. Mahendra G. Shah, who is a Managing Director of Vivo Capital, LLC, the management company for Vivo Capital VIII, LLC, is also a member of the board of directors of the issuer.

(b)	PERCENT OF CLASS:

14.5% (based on 980,921,795 ordinary shares outstanding as of the date of the Combination Agreement dated January 19, 2016, between Acorda Therapeutics, Inc., and Biotie Therapies Corp., 368,367,520 of which are represented by 4,604,594 ADSs. Each ADS represents 80 ordinary shares.)

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or to direct the vote: 1,869,540 ADSs

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,869,540 ADSs

(iv)	Shared power to dispose of or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital VIII, LLC

February 12, 2016
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)